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Andrew Hulsh

hulsha@pepperlaw.com

May 1, 2017

VIA EMAIL AND EDGAR

Christina Chalk Senior Special Counsel Office of Mergers and Acquisitions United States Securities and Exchange Commission Division of Corporation Finance 100 F Street N.E. Washington, D.C. 20549

RE: SITO Mobile Ltd.

PRRN14A Amendment No. 3 filed on April 27, 2017

Filed by Stephen D. Baksa, Thomas Candelaria et al File No. 1-37535

Dear Ms. Chalk:

Reference is made to the above-referenced amended preliminary Consent Solicitation Statement (File No. 1-37535) (the “Amended Consent Solicitation Statement”) filed on April 27, 2017 by Stephen D. Baksa, Thomas Candelaria, Michael Durden, ltzhak Fisher, Thomas J. Pallack, Matthew Stecker and Mr. Thomas Thekkethala (collectively, the “Nominating Persons”) with the United States Securities and Exchange Commission (the “Commission”) in connection with our solicitation of written consents from the holders of shares of common stock of SITO Mobile, Ltd., a Delaware corporation (the “Company”).

This letter is being furnished to you on behalf of the Nominating Persons in response to the comments of the staff (the “Staff”) of the Office of Mergers and Acquisitions of the Division of Corporation Finance of the Commission to the Consent Solicitation Statement, as set forth in your letter dated April 28, 2017 (the “Comment Letter”), to Andrew Hulsh of Pepper Hamilton LLP, counsel to Mr. Baksa. For convenience of reference, the comments contained in the Comment Letter are reprinted below in italics, numbered to correspond with the paragraph number assigned in the letter, and is followed by the response of the Nominating Persons. Contemporaneous with this submission, the Nominating Persons are filing a fourth amended preliminary consent solicitation statement (the “Fourth Amended Preliminary Consent Solicitation Statement”) reflecting the responses of the Nominating Persons below.

Philadelphia Boston Washington, D.C. Los Angeles New York Pittsburgh
Detroit Berwyn Harrisburg Orange County Princeton Silicon Valley Wilmington

www.pepperlaw.com

Christina Chalk

May 1, 2017

PRRN14A filed April 27, 2017

General

Background of the Consent Solicitation, page 8

1.	We note the new disclosure added in response to comment 1 in our letter dated April 27, 2017. We also note that today, TAR Holdings and Ms. Karen Singer filed a Schedule 13D/A attaching as an exhibit a letter from TAR Holdings to Sito Mobil, also of today’s date. The letter from TAR’s counsel requests (among other things) that SITO Mobile waive the provision of DGCL Section 203 that would prohibit an existing stockholder and its affiliates (such as Evolve) from acquiring more than 15% of the Company. While we note your statement that “to [your] knowledge, no such future cooperation between the Company and Evolve has been agreed upon or is currently being considered by Mr. Baksa, Mr. Candelaria, the Nominees or the Company,” we also note that you reserve the possibility that such a transaction could occur in future if deemed to be in the best interests of the Company. In light of this fact, update your consent solicitation statement to reflect the filing and letter by Ms. Singer and TAR Holdings today and to note the implications with respect to the interests of you and your Nominees in this solicitation of what TAR is requesting.

Response: The Nominating Persons respectfully acknowledge the Staff’s comment and have provided additional disclosure regarding the interests of each of the Nominating Persons and the Nominees, in the section entitled “INFORMATION ON THE PARTICIPANTS— Interests of the Participants in the Consent Solicitation and the Proposals” beginning on page 9 of the Fourth Amended Preliminary Consent Statement and the section entitled “BACKGROUND OF THE CONSENT SOLICITATION” beginning on page 11 of the Fourth Amended Preliminary Consent Statement.

The Nominating Persons are troubled by the characterization contained in the Company’s Revised Preliminary Consent Revocation Statement, dated April 28, 2017, that the Nominating Persons are motivated to pursue the Consent Solicitation “to advance an undisclosed agenda related to” Evolving Systems, Inc. (“Evolving Systems”). The Nominating Persons believe that this characterization is unfounded and intentionally misleading.

As such, the Nominating Persons seek to clarify in the Fourth Amended Preliminary Consent Statement that “none of Mr. Baksa, Mr. Candelaria or any other Nominee has been

Christina Chalk

May 1, 2017

motivated, in whole or in part, to pursue this Consent Solicitation in an effort to facilitate any potential transaction, arrangement or cooperation between the Company and Evolving Systems.”

In this regard, the Fourth Amended Preliminary Consent Statement further clarifies that:

(i)	the meeting between Mr. Thekkethala and the Company’s management on March 31, 2017 was a preliminary discussion with respect to a potential licensing arrangement that would allow the Company to market its products to Evolving Systems’ customers outside the United States;

(ii)	Mr. Thekkethala, in his capacity as a director and Chief Executive Officer of Evolving Systems, has engaged in similar meetings with several other potential licensing partners in the United States;

(iii)	following this meeting, Evolving Systems has continued to engage in similar discussions with the other potential licensing partners and, in fact, has discontinued any further discussion with the Company; and

(iv)	no future cooperation between the Company and Evolving Systems has been agreed upon or is currently being considered by Mr. Baksa, Mr. Candelaria, the Nominees or, to our knowledge, the Company or Ms. Singer.

In response to the Staff’s comment, the Fourth Amended Preliminary Consent Statement provides additional disclosure in the section entitled “INFORMATION ON THE PARTICIPANTS—Interests of the Participants in the Consent Solicitation and the Proposals” beginning on page 9 of the Fourth Amended Preliminary Consent Statement and the section entitled “BACKGROUND OF THE CONSENT SOLICITATION” beginning on page 11 of the Fourth Amended Preliminary Consent Statement to acknowledge the Schedule 13D/A filed by Ms. Karen Singer with respect to the Company on April 28, 2017, which disclosed that TAR Holdings LLC (“TAR Holdings”), an entity controlled by Ms. Singer, has transmitted a letter to the Company reiterating prior requests that the Board (i) promptly provide a current and accurate analysis of the potential for an ownership change under Section 382 of the Internal Revenue Code and (ii) waive the application of the terms of the Poison Pill (as defined in the Fourth Amended Preliminary Consent Statement) and the application of Section 203 of the Delaware General Corporations Law if TAR Holdings (or Ms. Singer) acquires shares of common stock of the Company such that its (or her) aggregate beneficial ownership of the Company’s common stock does not exceed 19.9% of the outstanding shares of Company common stock.

Christina Chalk

May 1, 2017

The Fourth Amended Preliminary Consent Solicitation Statement further provides in the foregoing section that, as with all actions of unrelated third parties, none of the Nominating Persons has any knowledge of or can express any view as to the motivations or future actions of TAR Holdings, Ms. Singer, or their respective business affiliates other than the Nominating Persons.

* * *

The Nominating Persons acknowledge that:

•          they are responsible for the adequacy and accuracy of the disclosure in the filing;

•          Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•          they may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (212) 808-2741.

Respectfully,

/s/ Andrew Hulsh

Andrew Hulsh
Partner